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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Date of Report: September 11, 2008
CEMEX, S.A.B. de C.V. (Exact name of Registrant as specified in its charter)
CEMEX Corp. (Translation of Registrant's name into English)
United Mexican States (Jurisdiction of incorporation or organization)
Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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On September 9, 2008, the Mexican Supreme Court ruled against CEMEX's constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for tax years 2005 to 2007.  Since the Supreme Court's decision does not pertain to a specific tax assessment or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns.  CEMEX has not yet determined the amount of tax or the periods affected.  Based on a preliminary estimate, CEMEX believes this amount will not be material, but no assurance can be given that additional analysis will not lead to a different conclusion.  If the tax authorities do not agree with CEMEX's self-assessment, they may assess additional amounts, which may be material.  Any such additional assessments may be challenged before the tax courts.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V
(Registrant)

Date:	September 11, 2008	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller